UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of March, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]

Form 40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [X]

No  [  ]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                    AssistGlobal Technologies Corp.

(Registrant)

“Peeyush K. Varshney”

Date:   March 18, 2004

_________________________________

Mr. Peeyush K. Varshney, Secretary

ASSISTGLOBAL TECHNOLOGIES CORP.

March 18, 2004

(No.2004-03-04)

AssistGlobal Enters the Norwegian Market

Vancouver, BC -AssistGlobal Technologies Corp. (NASD OTC BB: AGBTF; CNQ: AGBT.U) (the “Company”) is pleased to announce that it has entered a new market, Norway, for its MicroView/FM software products.

The Company has been working in collaboration with Infrastructure Management AS of Oslo, Norway, to localise MicroView/FM for the Norwegian language and has reached the final stages of completion. In anticipation of the demand for the product, Infrastructure Management has purchased 15 units of the Norwegian Version of Microview/FM for a value of CDN$33,000.

Geoffrey Dryer, President and CTO of AssistGlobal, states, “We are very excited about the potential for the Company’s products in the Scandinavian market and hope to have versions of MicroView/FM in other languages in the future.”

The Company is also pleased to announce that it has completed a non-brokered private placement, initially announced on January 16, 2004, of 420,000 units at a price of US$0.25 per unit to 7 individuals for total proceeds of US$105,000. Each unit consists of one common share and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one common share at a price of $US0.35 for 12 months from the date of issuance and $US0.45 for the next 6 months, to a maximum of 18 months from the date of issuance. The common shares are subject to a hold period expiring July 17th, 2004.

More information about the Company can be found at: www.assistglobal.com.

About Infrastructure Management:

Infrastructure Management AS is a privately held company specializing in infrastructure and facilities management.  It is also an Archibus Inc. dealer of all of Scandinavia. Further information on the company can be found at www.imfm.no.

About AssistGlobal:

With more than 700 clients in 15 countries, AssistGlobal is a leader in the Facilities, Infrastructure and Project Management industry and has been providing first-rate products and services since 2000.

Software Sales

MicroView Software for Facilities and Infrastructure Management provides reliable, robust mobile solutions to coordinate, simplify and enhance operational activities.  Facilities data can be recorded and updated on-the-fly using MicroView software for handheld computers (PDAs) - a valuable timesaver when mobilizing for large-scale reorganizations, corporate moves or undertaking extensive maintenance activities. The

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

Company’s existing products include MicroView Parking Manager™, HVAC and Electrical Module™ and MicroView/FM™.

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project and Facility Management software applications.  AssistGlobal hosts complex, robust vertical applications including products from Primavera Systems Inc. and Archibus Inc.  AssistGlobal offers complete, end-to-end solutions that enable its customers to launch new and enhanced services within tight deadlines, improve application performance and system security, reduce overall cost of ownership, and retain profitable customers. Applications are securely delivered through the Internet enabling global access to central data for geographically dispersed companies.

Custom Solutions

AssistGlobal works with clients to provide custom solutions, which include custom application development and deployment for enterprise systems integration.

Key organizations using AssistGlobal technologies include:

-MetLife

-Blue Cross/Blue Shield

-The United States Army and Navy

-Cedar Sinai, Mount Sinai and Methodist Hospitals

-The Universities of Texas, Colorado and Princeton

-Unisys

-Macromedia

-The CIA

-Chase Manhattan Bank

-Intrawest

On behalf of the Board of Directors,

“Sokhie S. Puar”

Sokhie S. Puar

For Further Information Please Contact:

Mr. Bijay Singh

Director

Email:

bijay@snjcapital.com

Phone:

604-684-3783

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com